SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:              1 March 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ /David C Forward
David C Forward Assistant Secretary

Date: 1 March 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

____________________________________________________
Update- to 28 February 2007

22.2.07	Legal & General Interest confirmed at 4% level.
20.2.07	Issue of Debt
19.2.07	Publication of Final Terms
14.2.07	DRIP Operation (Reinvestment for M Fairbairn)
14.2.07	Blocklisting Application
12.2.07	Directors’ Technical Interests (Trust Operation)
8.2.07	Directors Interests - Share Incentive Plan - monthly update
7.2.07	Blocklisting Interim Review
2.2.07	Directors Share interests (S Lucas)
29.1.07	DRIP Dividend Reinvestment (The Chairman)
26.1.07	Directors– Dividend reinvestment (S Lucas/M Fairbairn
SIP/Sharematch)
24.1.07	Directors Technical interests (NG Employee Share Trust)
18.1.07	Directors Technical interests (NG Employee Share Trust)
----------------------------------

Note 1:          NG has continued its share repurchase programme. Annexed are further announcements made on 16, 17, 22, 23, 24 and 29 January 2007; and 6, 7, 8, 12, 13, 15, 16, 19, 21, 22, 23, 26 and 28 February 2007, in respect of repurchases on each preceding business day.

Note 2:           In conformity with the Transparency Directive’s transitional provision 6 under the Financial Services Authority’s Disclosure and Transparency Rules; NG has separately notified its voting share capital as at 31 December 2006, and any subsequent changes on the day they occur (as required for daily changes in period to 20 January 2007, then from close of each month from January 2007 onwards). Annexed are the announcements made in the period on 15, 16, 17, 19 and 31 January, and 28 February, 2007.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

     Update- to 28 February 2007

National Grid plc (NG.)

22 February 2007

Notification of Interest in NG. Ordinary Shares

NG late yesterday received from Legal & General Group Plc (L&G) a First Notification under the DTR Sourcebook; that L&G’s total interest was in 4.12% of NG ordinary shares (111,803,477 shares) at 21 February 2007 (having previously notified a 4.04% interest at 5 December 2006).

This notice is given in fulfilment of National Grid plc’s obligation under DTR 5.8.12

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued Euro 450,000,000 Floating Rate Instruments due 2008 Series No 44, as part of the National Grid plc and National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme.

20 February 2007

Contact

Media

Clive Hawkins	020 7004 3147

Investors

Andrew Kluth	020 7004 3365

National Grid PLC

19 February 2007

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to the National Grid plc’s issue of Euro 450,000,000 Floating Rate Instruments due 2008 under the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5052r_-2007-2-19.pdf

For further information, please contact

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand

London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

Clive Hawkins

Media Relations

National Grid plc

1-3 Strand

London WC2N 5EH

Tel:	+44 20 7004 3147
Fax:	+44 20 7004 3167

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme dated 11 August 2006) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

14th February 2007

Notification of Directors’ Interests:

(Dividend Reinvestment Plan)

-----------------------------------------------------------------

NG’s Registrars yesterday notified us that, following the operation of the NG Dividend Reinvestment Plan (DRIP), Mark Fairbairn became interested in an additional 227 ordinary shares purchased at 753.5p per share on 24 January 2007.

-------------------------------

Contact: D C Forward, Assistant Secretary- 0207 004 3226

14th February 2007

National Grid plc (‘NG.’)

A block listing application has been made for 5,000,000 Ordinary NG Shares of 11 17/43p each to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

These shares will be allotted in accordance with the rules of the National Grid Employee Share Schemes. They will be issued fully paid and will rank pari passu in all respects with the existing issued Ordinary Shares of the Company.

12 February 2007	National Grid plc (NG)

Interests Notified by the Trustee of the National Grid plc Group Employee Share Trust

(Notification of Directors’ Technical Interests,

Pursuant to Section 324 (2) of the Companies Act 1985)

NG received a notification on Friday 9 February 2007 from Towers Perrin Share Plan Services (Guernsey) Limited, as Trustee of the National Grid plc Group Employee Share Trust (the ‘Trust’), operated in conjunction with National Grid Share Award Plan 2004, Performance Share Plan, Share Matching Plan and Deferred Share Plan (the ‘Plan’). Following the purchase of 100,000 Ordinary shares on 9 February, at a market price of 792.8266p per share for future releases under the Plan, Executive Directors of NG (Steve Holliday, Steve Lucas, Edward Astle, Nick Winser and Mark Fairbairn) are deemed to have a technical interest in the new balance of 318,995 NG Ordinary shares held in Trust. The B Shares held by the Trust remain unchanged.

(Note: For Companies Act purposes, the Executive Directors of NG are deemed to have a technical interest in all shares held in the Trust, together with all participating employees. The interest ceases when shares are transferred to participants by the release of shares from the Trust under the Share Award Plan or under another employees’ share plan.)

Contact D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc (NG)

8th February 2007

(Notification of Directors’ Interests, pursuant to

Section 324(2) of the Companies Act 1985)

-----------------------------------------------------------------------

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 31,533 NG ordinary shares under the scheme was confirmed by the Trustee, on the shares having been purchased in the market, yesterday, at a price of 780 pence per share, on behalf of some 2,700 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	16 Ordinary Shares
Steven Holliday	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	535,253 Ordinary Shares Nil- B shares - unchanged
Mark Fairbairn	245,219 Ordinary Shares B Shares- 6,132- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc (‘NG’)

7th February 2007

-----------------------------------------------------

Block Listing Six Monthly Return

-----------------------------------------------------

NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc
2. Name of Scheme	Employee Shareschemes
3. Period	1 August 2006 to 31 January 2007
4. Shares not issued at end of last period:	2,950,788
5. Shares issued/allotted during period:	2,463,171
6. Balance not yet issued/allotted at end of period:	487,617
7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue.

Total number of shares in issue at end of the period: 2,714,078,930 (following the repurchase and cancellation of 9,198,381 shares in the period).

-----------------------------------------------------------------

Contact: D C Forward, Assistant Secretary

Tel: 0207 004 3226

National Grid plc (‘NG’)

7th February 2007

-----------------------------------------------------

Block Listing Six Monthly Return

-----------------------------------------------------

NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc
2. Name of Scheme	National Grid Electricity Transmission plc- 4.25 per cent Exchangeable Bonds 2008.
3. Period	1 August 2006 to 31 January 2007.
4. Shares not issued at end of last period:	37,388
5. Shares issued/allotted during period:	Nil
6. Balance not yet issued/allotted at end of period:	37,388
7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue.

Total number of shares in issue at end of the period: 2,714,078,930 (following the repurchase and cancellation of 9,198,381 shares in the period).

-----------------------------------------------------------------

Contact: D C Forward, Assistant Secretary

Tel: 0207 004 3226

2 February 2007

National Grid plc (the ‘Company’)

Director dealing in shares

The Company today received notification that Steve Lucas, Finance Director, had earlier today sold 40,000 ordinary shares in the Company in London, at a price of £7.75 each. He continues to be beneficially interested in 69,412 ordinary shares.

National Grid plc (‘NG’)

29 January 2007

Notification of Directors’ Interests:

(Dividend Reinvestment Plan)

NG today received notification that, following the operation of the NG Dividend Reinvestment Plan (DRIP), Sir John Parker became interested in an additional 60 ordinary shares purchased at 753.5p per share on 24 January 2007.

National Grid plc (‘NG’)

26 January 2007

Notification of Directors’ Interests:

NG yesterday received notification that, following the operation of dividend reinvestment (the shares were purchased at 756.5p per share on 24 January 2007):

In the Lattice Group All Employee Share Ownership Plan, Steve Lucas became interested in an additional 12 ordinary shares;

In the National Grid Share Incentive Plan, Mark Fairbairn became interested in an additional 13 ordinary shares. And in the National Grid Share Matching Plan, Mark Fairbairn became interested in an additional 53 ordinary shares.

Notification of Directors’ Technical Interests, Pursuant to Section 324(2) of the Companies Act 1985:

NG yesterday received a notification from Towers Perrin Share Plan Services (Guernsey) Limited, as Trustee of both the National Grid Group Employee Share Trust and The National Grid plc 1996 Employee Benefit Trust (holding shares in conjunction with the Share Matching Plan), that following the purchase set out below, Steve Holliday, Steve Lucas, Nick Winser, Mark Fairbairn and Edward Astle are deemed to have a technical interest in the new balance as follows:

Trust	Shares purchased	Price	Date Purchased	Balance of shares held in trust
National Grid Group Employee Share Trust	240	756.5p	24/01/07	224,423 Ordinary shares 14,855 B shares (unchanged)

24 January 2007

National Grid plc (NG)

Interests Notified by the Trustee of the National Grid Group Employee Share Trust

(Notification of Directors’ Technical Interests, Pursuant to Section 324 (2) of the Companies Act 1985)

NG today received a notification from Towers Perrin Share Plan Services (Guernsey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’), operated in conjunction with National Grid plc Performance Share Plan (the ‘Plan’). Executive Directors (Steve Holliday, Steve Lucas, Edward Astle, Nick Winser and Mark Fairbairn) had ceased to be technically interested in 4,870 NG Ordinary shares, by virtue of the Trustee having transferred the shares to Plan participants on 24 January 2007.

(Note: For Companies Act purposes, the Executive Directors of NG are deemed to have a technical interest in all shares held in the Trust, together with all beneficiaries of the Trust. The interest ceases when shares are transferred to participants by the release of shares from the Trust under the Plan or under other employees’ share plans operated in conjunction with the Trust.)

Contact R W Kerner, Assistant Secretary (0207 004 3223)

18 January 2007

National Grid plc (NG)

Interests Notified by the Trustee of the National Grid Group Employee Share Trust

(Notification of Directors’ Technical Interests, Pursuant to Section 324 (2) of the Companies Act 1985)

NG today received a notification from Towers Perrin Share Plan Services (Guernsey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’), operated in conjunction with National Grid plc Share Award Plan 2004 (the ‘Plan’). Executive Directors (Steve Holliday, Steve Lucas, Edward Astle, Nick Winser and Mark Fairbairn) had ceased to be technically interested in 5,325 NG Ordinary shares, by virtue of the Trustee having transferred the shares to a Plan participant on 17 January 2007.

(Note: For Companies Act purposes, the Executive Directors of NG are deemed to have a technical interest in all shares held in the Trust, together with all beneficiaries of the Trust. The interest ceases when shares are transferred to participants by the release of shares from the Trust under the Plan or under other employees’ share plans operated in conjunction with the Trust.)

Contact R W Kerner, Assistant Secretary (0207 004 3223)

National Grid plc

16 January 2007

National Grid plc announces that on 15 January 2007 it purchased for cancellation 500,000 of its ordinary shares at a price of 734.02 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,715,674,599.

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

17 January 2007

National Grid plc announces that on 16 January 2007 it purchased for cancellation 500,000 of its ordinary shares at a price of 738.41 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,715,210,074.

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

22 January 2007

National Grid plc announces that on 19 January 2007 it purchased for cancellation 600,000 of its ordinary shares at a price of 734.70 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,714,626,373.

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

23 January 2007

National Grid plc announces that on 22 January 2007 it purchased for cancellation 300,000 of its ordinary shares at a price of 739.90 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,714,370,930.

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

24 January 2007

National Grid plc announces that on 23 January 2007 it purchased for cancellation 300,000 of its ordinary shares at a price of 738.85 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,714,070,930.

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

29 January 2007

National Grid plc announces that on 26 January 2007 it purchased for cancellation 250,000 of its ordinary shares at a price of 746.90 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,713,820,930.

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

7 February 2007

National Grid plc

National Grid plc announces that on 6 February 2007 it purchased for cancellation 250,000 of its ordinary shares at a price of 778.5651 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,713,373,732.

National Grid plc

6 February 2007

National Grid plc announces that on 5 February 2007 it purchased for cancellation 250,000 of its ordinary shares at a price of 774.0488 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,713,623,732.

Monday 12 February 2007

National Grid plc

National Grid plc announces that on 9 February 2007 it purchased for cancellation 200,000 of its ordinary shares at a price of 791.0247 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,712,938,732.

8 February 2007

National Grid plc

National Grid plc announces that on 7 February 2007 it purchased for cancellation 235,000 of its ordinary shares at a price of 780.3749 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,713,138,732.

National Grid plc

13 February 2007

National Grid plc announces that on 12 February 2007 it purchased for cancellation 100,000 of its ordinary shares at a price of 796.0772 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,712,838,732.

National Grid plc

15 February 2007

National Grid plc announces that on 14 February 2007 it purchased for cancellation 450,000 of its ordinary shares at a price of 790.0105 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,712,388,732.

National Grid plc

16 February 2007

National Grid plc announces that on 15 February 2007 it purchased for cancellation 500,000 of its ordinary shares at a price of 793.2716 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,711,888,732.

National Grid plc

Monday 19 February 2007

National Grid plc announces that on 16 February 2007 it purchased for cancellation 500,000 of its ordinary shares at a price of 793.2323 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,711,413,495.

National Grid plc

21 February 2007

National Grid plc announces that on 20 February 2007 it purchased for cancellation 700,000 of its ordinary shares at a price of 782.8311 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,710,713,495.

National Grid plc

22 February 2007

National Grid plc announces that on 21 February 2007 it purchased for cancellation 700,000 of its ordinary shares at a price of 778.8553 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,710,013,495.

23 February 2007

National Grid plc announces that on 22 February 2007 it purchased for cancellation 700,000 of its ordinary shares at a price of 782.6100 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,709,313,495.

National Grid plc

Monday 26th February 2007

National Grid plc announces that on 23 February 2007 it purchased for cancellation 100,000 of its ordinary shares at a price of 779.8817 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,709,213,495.

National Grid plc

28 February 2007

National Grid plc announces that on 27 February 2007 it purchased for cancellation 650,000 of its ordinary shares at a price of 782.1602 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,708,582,769.

16 January 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of today’s date consists of 2,717,710,074 ordinary shares with voting rights.

The figure of 2,717,710,074 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual voting capital as recorded on the register at the above date, allowing for share issues or cancellations recorded since the last notification. National Grid is currently undertaking a share repurchase (and cancellation) programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation of the shares involved (and any earlier repurchases which remain to be cancelled).

15 January 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of today’s date consists of 2,718,224,599 ordinary shares with voting rights.

The figure of 2,718,224,599 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual voting capital as recorded on the register at the above date, allowing for share issues or cancellations recorded since the last notification. National Grid is currently undertaking a share repurchase (and cancellation) programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation of the shares involved (and any earlier repurchases which remain to be cancelled).

17 January 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of today’s date consists of 2,717,726,373 ordinary shares with voting rights.

The figure of 2,717,726,373 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual voting capital as recorded on the register at the above date, allowing for share issues or cancellations recorded since the last notification. National Grid is currently undertaking a share repurchase (and cancellation) programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation of the shares involved (and any earlier repurchases which remain to be cancelled).

19 January 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of today’s date consists of 2,715,726,373 ordinary shares with voting rights.

The figure of 2,715,726,373 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual voting capital as recorded on the register at the above date, allowing for share issues or cancellations recorded since the last notification. National Grid is currently undertaking a share repurchase (and cancellation) programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation of the shares involved (and any earlier repurchases which remain to be cancelled).

31 January 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of today’s date consists of 2,714,078,930 ordinary shares with voting rights.

The figure of 2,714,078,930 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual voting capital as recorded on the register at the above date, allowing for share issues or cancellations recorded since the last notification. National Grid is currently undertaking a share repurchase (and cancellation) programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation of the shares involved (and any earlier repurchases which remain to be cancelled).

28 February 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of today’s date consists of 2,710,032,769 ordinary shares with voting rights.

The figure of 2,710,032,769 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual voting capital as recorded on the register at the above date, allowing for share issues or cancellations recorded since the last notification. National Grid is currently undertaking a share repurchase (and cancellation) programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation of the shares involved (and any earlier repurchases which remain to be cancelled).